SCHEDULE 13E-3
                               (RULE 13E-100)

        Transaction Statement under Section 13(e) of the Securities
               Exchange Act of 1934 and Rule 13e-3 thereunder

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      RULE 13E-3 TRANSACTION STATEMENT
         UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)


                         PEPSI-GEMEX, S.A. DE C.V.
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                            (Name of the Issuer)

                         PEPSI-GEMEX, S.A. DE C.V.
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                     (Name of Persons Filing Statement)

                 Series B Common Shares, without par value,
             Series L Limited Voting Shares, without par value
                Series D Preferred Shares, without par value
                    Ordinary Participation Certificates
(each representing one Series B Common Share, one Series L Limited Voting Share
                     and one Series D Preferred Share)
                          Global Depositary Shares
        (each representing six Ordinary Participation Certificates)
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                       (Title of Class of Securities)

                    713435105 (Global Depositary Shares)
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                   (CUSIP Number of Class of Securities)

                         Enrique C. Molina Sobrino
                     Chairman of the Board of Directors
                        and Chief Executive Officer
                         Pepsi-Gemex, S.A. de C.V.
                           Avenida Acoxpa No. 69
                         Col. San Lorenzo Huipulco
                             Delegacion Tlalpan
                         14370 Mexico, D.F., Mexico
                         Phone: 011-525-55-627-8600

    (Name, Address and Telephone Numbers of Person Authorized to Receive
     Notices and Communications on Behalf of Persons Filing Statement)

                              With a copy to:
                             Lee S. Parks, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                           Phone: (212) 859-8000
                            Fax: (212) 859-4000
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     This statement is filed in connection with (check the appropriate box):

     a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. |_| The filing of a registration statement under the Securities Act of 1933.

     c.  |X|  A tender offer.

     d.  |_|  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

     Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

                         CALCULATION OF FILING FEE
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     Transaction Valuation*                       Amount of Filing Fee**
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        $885,071,094                                    $81,427
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     * Represents the U.S. dollar equivalent of the aggregate cash consideration in Mexican pesos to be paid by the filing person for all outstanding Series B Common Shares, Series D Preferred Shares and Series L Limited Voting Shares of the subject company, including those represented by CPOs and GDSs, calculated using the noon buying exchange rate published by the Federal Reserve Bank of New York on October 3, 2002 of Ps.10.131 to US$1.00.
     ** The amount of the filing fee was calculated based on a rate of $92 per $1,000,000 of the aggregate value of the transaction.


     |X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $81,427
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Form or Registration No.:  Tender Offer Statement on Schedule TO
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Filing Party:  The Pepsi Bottling Group, Inc., Bottling Group, LLC and PBG
               Grupo Embotellador Hispano-Mexico, S.C.
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Date Filed:  October 7, 2002
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

     This Amendment No. 2 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on October 7, 2002, as amended by Amendment No. 1 filed with the SEC on October 25, 2002 (this "Statement") by Pepsi-Gemex, S.A. de C.V. ("Gemex"), in connection with cash tender offers being made in the United States and Mexico (the "Offers") by PBG Groupo Embotellador Hispano-Mexican, S.L. ("Embotellador HM"), an indirect majority-owned subsidiary of Bottling Group, LLC. ("BG LLC"), the principal operating subsidiary of The Pepsi Bottling Group, Inc. ("PBG").

     On November 6, 2002, PBG announced that it closed its acquisition of Gemex. PBG announced that 99.8% of the total capital stock outstanding of Gemex was successfully tendered.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       PEPSI-GEMEX, S.A. de C.V.

Dated: November 12, 2002               By: /s/ Luis Alejandro Bustos Olivares
                                           -----------------------------------
                                          Luis Alejandro Bustos Olivares
                                          Authorized Signatory